UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2024

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Amendment Regarding Decision on Cancellation of Treasury Shares

Upon finalization of the number of shares to be cancelled, the information set forth in “Item 1. Type and Number of Shares to be Cancelled” and “Item 10. Other Important Matters Relating to an Investment Decision” of the Form 6-K entitled “Decision on Cancellation of Treasury Shares” furnished by SK Telecom Co., Ltd. (the “Company”) on July 27, 2023 is amended and replaced as follows, where in each case underlines were added for emphasis on the changes made:

1. Type and Number of Shares to be Cancelled	Common Shares	4,043,091
	Preferred Shares	—
10. Other Important Matters Relating to an Investment Decision

•  The Share Cancellation will be effected pursuant to Clause 1 of Article 343 of the Korean Commercial Code.

•  As the Share Cancellation will be effected by acquiring treasury shares within the limit of the maximum amount of dividends payable, there will be no reduction in the share capital of the Company.

•  The number of common shares to be cancelled set forth in Item 1 above has been calculated based on the number of common shares proportional to Won 200 billion out of the total amount of the treasury shares that were acquired through the share repurchase agreement by and between the Company and SK Securities Co., Ltd. dated July 27, 2023 (the “Share Repurchase Agreement”).

•  The aggregate amount to be cancelled set forth in Item 4 above is the anticipated amount as of the date of resolution by the Board of Directors.

•  The reference to the method of acquisition of shares to be cancelled set forth in Item 6 above relates to the acquisition of treasury shares through the Share Repurchase Agreement. For details relating to the acquisition of treasury shares, please refer to the Form 6-K entitled “Decision to Enter into Share Repurchase Agreement” furnished by the Company on July 27, 2023.

•  The determination of further specifics required for the Share Cancellation will be delegated to the representative director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM Co., LTD. (Registrant)

By:	/s/ Hee Jun Chung
(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: January 26, 2024

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